February 1, 2024

VIA EDGAR

Mr. Tony Burak

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Rydex Series Funds (File No. 811-07584), Rydex Variable Trust (File No. 811-08821), and Rydex Dynamic Funds (File No. 811- 09525)

Dear Mr. Burak,

This letter responds to comments provided telephonically on January 22, 2024 in connection with the Staff’s periodic review pursuant to Section 408 of the Sarbanes-Oxley Act of certain filings filed by Rydex Series Funds, Rydex Variable Trust, and Rydex Dynamic Funds (each, a “Registrant” and collectively, the “Registrants”) and their respective series (each, a “Fund” and collectively, the “Funds”). Specifically, this letter responds to comments pertaining to: (1) the Rydex Series Funds Annual Report on Form N-CEN for the fiscal year ended March 31, 2023, as filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 13, 2023, (2) the Rydex Series Funds Annual Shareholder Report on Form N-CSR for the fiscal year ended March 31, 2023, as filed with the Commission on June 2, 2023, and (3) the Rydex Variable Trust Annual Shareholder Report on Form N-CSR for the fiscal year ended December 31, 2023, as filed with the Commission on March 6, 2023. Set forth below is each Staff comment followed by the applicable Registrant’s response to such comment. To the extent a response indicates a change in disclosure, such change will be made in the next regularly scheduled filing, unless otherwise noted below.

1.

Comment. Item B.22. of the Rydex Series Funds Annual Report on Form N-CEN indicates payments were made to shareholders or shareholder accounts were reprocessed due to an error in calculating the net asset value (“NAV”) of each of the Emerging Markets 2x Strategy Fund and the Inverse Emerging Markets Strategy Fund. Please explain the circumstances related to the NAV error(s) for each Fund. In addition, please confirm whether any material weakness or significant deficiency in internal controls was identified as a result of the error and, if so, what remedial actions were taken.

Response. The Emerging Markets 2x Strategy Fund and the Inverse Emerging Markets 2x Strategy Fund, which calculate their NAVs twice a day, experienced a one-day NAV error on July 1, 2022 caused by the use of a stale price (i.e., the prior day’s price) for a total return swap held by the Funds in the calculation of their morning NAVs. The Funds’ portfolio managers identified the incorrect price for the total return swap following an automatic alert received by the administrator that the Funds’ NAVs had breached their respective underlying index tracking tolerance thresholds. However, the Funds’ administrator inadvertently released the morning NAVs prior to the resolution of the errors.

The Emerging Markets 2x Strategy Fund’s morning NAV was overstated by more than 1⁄2 of 1%. Consistent with the Funds’ NAV error correction policies and procedures, Guggenheim Investments directed the administrator to reprocess affected shareholder trades in the Fund’s shares,

Mr. Tony Burak

February 1, 2024

which resulted in a loss to the Fund of $869.79. The Fund’s administrator reimbursed the Fund for the loss. The Inverse Emerging Markets 2x Strategy Fund’s morning NAV was understated by more than 1⁄2 of 1% and Guggenheim Investments directed the administrator to reprocess affected shareholder trades in the Fund’s shares. The Fund did not realize a loss as a result of the reprocessing of shareholder trades. No material weakness or significant deficiency was identified as a result of the NAV errors.

2.

Comment.  We note that the Government Long Bond 1.2x Strategy Fund and the Inverse Government Long Bond Strategy Fund, each a separate series of Rydex Series Funds and Rydex Variable Trust, changed their comparative performance benchmark effective August 1, 2022. Item 27(b) of Form N-1A requires that every annual report to shareholders required by Rule 30e-1 under the Investment Company Act of 1940 not only to disclose any change in the index a fund uses for comparative performance purposes, but also to explain the reason(s) for the change. Going forward, please include such explanation together with any disclosure of a change in a fund’s comparative performance benchmark in the Registrants’ Shareholder Reports on Form N-CSR.

Response.  The Registrants acknowledge the Staff’s comment and the requirement, and will disclose both a change in a Fund’s comparative performance benchmark, as well as the reasons for such change in future Shareholder Reports, as applicable.

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If you have any questions regarding any of our responses, please feel free to contact me at (312) 357-0375. Thank you.

Sincerely,

/s/James M. Howley

James M. Howley

CC:	Laura E. Flores, Morgan, Lewis & Bockius LLP
Amy J. Lee, Guggenheim Investments